Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 14, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Polaris Acquisition Corp.
Registration Statement on Form S-1
File No. 333-145759

Dear Mr. Reynolds:

On behalf of Polaris Acquisition Corp. (the “Company”), we respond as follows to the Staff’s verbal comments received on January 11, 2008 relating to the above-captioned Registration Statement.

Following the time when the Company’s Registration Statement was declared effective, the underwriters for the Company’s initial public offering determined that due to market conditions at that time, it was advisable to decrease the maximum gross offering proceeds from $180 million to $150 million. Such decrease is within the requirements of Instruction to paragraph (a) of Rule 430A promulgated under the Securities Act of 1933, as amended, which provides that “a decrease in the volume of securities offered or change in the bona fide estimate of the maximum offering price range from that indicated in the form of prospectus filed as part of a registration statement that is declared effective may be disclosed in the form of prospectus filed with the Commission pursuant to §230.424(b) or §230.497(h) under the Securities Act so long as the decrease in the volume or change in the price range would not materially change the disclosure contained in the registration statement at effectiveness.” To support the Company’s and underwriters’ determination that such a decrease would not materially change the disclosure contained in the Registration Statement at effectiveness, the Company and underwriters considered the following factors:

●
The disclosure contained in the Registration Statement prior to it being declared effective already included a discussion of what would occur if the underwriters determined that the size of the offering should be decreased, including the fact

Securities and Exchange Commission
January 14, 2008

that a contribution back to capital would be effectuated in order to maintain the Company’s initial stockholders’ ownership at a percentage of the total number of shares outstanding after the offering not to exceed 20%.

●
The underwriting discounts and commissions, in terms of percentages (both paid upon closing of the offering and upon closing of a business combination) measured against the overall gross offering proceeds, remained the same following the decrease in the size of the offering.

●
The initial per-share conversion and liquidation prices (i.e., the amount initially placed into trust), both before and after the determination to decrease offering size, remained constant at $10.00 per share.

Based on these factors, it was determined that such a decrease was consistent with Rule 430A.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Marc V. Byron Lowell D. Kraff